JOHN HANCOCK VARIABLE INSURANCE TRUST

601 Congress Street

Boston, MA 02210-2805

September 11, 2013

VIA EDGAR

Sonny Oh

Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	John Hancock Variable Insurance Trust / Post-Effective Amendment to Form N-1A
Registration Statement (Filed July 12, 2013) (File Nos. 2-94157; 811-4146)

Dear Mr. Oh:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “SEC”) that were conveyed to Betsy Anne Seel, Assistant Secretary of John Hancock Variable Insurance Trust (the “Trust” or the “Registrant”), by telephone on August 26, 2013 with respect to post-effective amendment No. 106 to the registration statement of the Trust on Form N-1A (the “Amendment”), which was filed with the SEC via EDGAR on July 12, 2013. The Amendment relates to Lifestyle Aggressive PS Series, a newly established series of the Trust (the “Fund”). Capitalized terms used and not defined herein have the meanings given them in the Amendment.

The staff’s comments are set forth below. Changes in response to the staff’s comments as described below will be made in the Fund’s definitive form of prospectus, which the Trust will file pursuant to Rule 497(c) under the Securities Act of 1933, as amended (the “Securities Act”).

Prospectus:

Comment 1: If the Registrant distributes a summary prospectus, the legend set forth in Rule 498(b)(1)(v) under the Securities Act should be included in the summary prospectus.

Response: The Registrant does not distribute a summary prospectus.

Comment 2: The Registrant must file a post-effective amendment containing an interactive data file relating to the Amendment, as required by Rule 405 of Regulation S-T and General Instruction C.3.(g) of Form N-1A, no later than 15 business days after the effective date of the Amendment.

Response: This filing will be made.

Comment 3: Please state whether the Fund intends to comply with the requirements of the Investment Company Act of 1940, as amended (the “1940 Act”) when investing in other investment companies. If not, please provide information on the exemptive or other relief the Fund intends to rely on when making these investments.

Response: When investing in other investment companies, the Fund intends to rely on an exemptive order granted by the SEC to John Hancock Trust, et al, Release No. IC-27873; File No. 812-13341; June 26, 2007.

Comment 4: On the first page of the prospectus, include the parenthetical (“formerly known as “John Hancock Trust”) below the name of the Trust.

Response: The name of the Trust was changed to John Hancock Variable Insurance Trust effective May 1, 2011, and a parenthetical to this effect was included on the first page of the Registrant’s May 1, 2011 prospectus. Accordingly, the Registrant does not believe that it is necessary to include the parenthetical on the first page of its May 1, 2013 prospectus, and therefore, respectfully declines to make the requested change.

Comment 5: On the back cover of the prospectus under “Annual/Semiannual Report to Shareholders,” the reference to the Fund’s performance should be to the Trust’s most recent fiscal year end performance.

Response: This Fund has not yet commenced operations and has no performance.

Comments 6A and 6B: Amend and restate the first paragraph under “Fees and Expenses” to be as follows:

“This table describes the fees and expenses that you may pay if you buy and hold shares of the fund. They are based on estimated expenses for the current fiscal year. The fees and expenses do not reflect fees and expenses for the variable insurance contracts and would be higher if they did. For more information on the fees of the variable insurance contracts see the contract prospectus.”

Response: This change will be made.

Comment 6C: Under “Fees and Expenses,” disclose any Shareholder Fees, as described in Item 3 of Form N-1A, that are imposed on the Fund’s shares.

Response: Shareholder Fees, as described in Item 3 of Form N-1A, are not imposed on the Fund’s shares and, therefore, are not disclosed.

Comment 6D: Under “Annual Fund Operating Expenses” in the table, list Management Fees, Distribution and Series (12b-1) fees, Other Expenses and Total Operating Expense on the vertical axis and the series of the Fund on the horizontal axis.

Response: The Registrant believes that listing Management Fees, Distribution and Series (12b-1) fees, Other Expenses and Total Operating Expense on the horizontal axis and the series of the Fund on the vertical axis complies with the requirements of Form N-1A.

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Comment 7A: Pursuant to Item 4(a) of Form N-1A, in the Risk/Return Summary of the prospectus, the principal investment strategies of the Fund should be summarized with the complete disclosure set forth in the statutory prospectus.

Response: This change will be made.

Comment 7B: Please clarify whether the investment strategies listed under “Other Permitted Investments by the Fund of Funds” are principal investment strategies. If they are principal investment strategies, these strategies should also be included in the Summary section of the prospectus along with appropriate risk disclosure.

Response: Except to the extent otherwise described in the Summary section of the prospectus, the investment strategies listed under “Other Permitted Investments by the Fund of Funds” are not principal investment strategies.

Comment 7C: Please clarify whether the investment strategies listed under “Additional Information about the Fund’s Principal Investment Policies” are principal investment strategies. If they are principal investment strategies, these strategies should also be included in the Summary section of the prospectus along with appropriate risk disclosure.

Response: Except to the extent otherwise described in the Summary section of the prospectus, the investment strategies listed under “Additional Information about the Fund’s Principal Investment Policies” are not principal investment strategies. For clarity, the name of this section will be changed to “Additional Information about the Fund’s Investment Policies.”

Comment 7D: Under “Principal Risks of Investing in the Fund of Funds” and “Principal Risks of Investing in the Underlying Funds” there is disclosure relating to the risks of investing in commodities and convertible securities, but no disclosure in the principal investment strategies regarding investing in commodities and convertible securities. Please remove this risk disclosure if it is not relevant.

Response: The Fund has included the “Commodity risk” factor to correspond to its stated principal investment strategy of investing in financial futures contracts, which are disclosed in the discussion of principal investment strategies. In addition, the Fund may invest in underlying funds that invest in convertible securities. Therefore, the Fund believes that the inclusion of the risks related to investing in nonconvertible securities is appropriate. Accordingly, the Fund does not believe that any change is necessary in response to this comment.

Comment 7E: The investment policies of the Fund indicate that it may invest in derivatives. Therefore, please review the description of the Fund’s derivatives investments in the prospectus to ensure that the disclosure fully describes how the Fund will use derivatives and the risks associated with this use. See the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010.

Response: The derivatives disclosure in the prospectus will be reviewed and any necessary changes will be made.

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Comment 8: Under “Principal Risks of Investing in the Underlying Funds” the risks of investing in a non-diversified fund are disclosed. Please review this risk disclosure for consistency with Item 4(b)(1)(iv) of Form N-1A.

Response: Even though the Fund itself is diversified, the Fund may invest in underlying funds that are non-diversified. Accordingly, the Fund believes that the inclusion of a non-diversification risk factor related to the underlying funds is appropriate, and the Fund respectfully declines to make any changes in response to this comment.

Comment 9: The disclosure under “Compensation of Financial Intermediaries” in the prospectus should follow the requirements of Item 8 of Form N-1A.

Response: Item 8 of Form N-1A permits funds to modify the statement set forth therein if the modified statement contains comparable information. Because the Fund’s shares are not sold directly to the public, but rather are offered as underlying investment options for variable insurance contracts, the Fund has, in accordance with Item 8, modified the statement set forth in Item 8 to provide context that would better inform potential investors about the payments described in this disclosure. Upon review, the Fund has determined that the disclosure under “Compensation of Financial Intermediaries” is consistent with the requirements of Item 8. Accordingly, the Fund respectfully declines to make any changes in response to this comment

Comment 10: Under “Management – Investment Management” the rate of advisory fee paid by the Fund should be disclosed.

Response: This change will be made.

Comment 11: Include disclosure that the basis for the Board of Trustees’ approving the advisory and subadvisory agreements for the Fund will be available in the Fund’s next semi annual report and provide the date of this report.

Response: The Registrant notes that, under the heading “Management — Investment Management,” the prospectus states that “A discussion regarding the basis for the Board’s approval of the advisory and subadvisory agreements for the fund will be available in the fund’s first shareholder report.” As the commencement date of the Fund’s operations is uncertain, the Registrant believes that this statement more precisely describes the shareholder report in which such Board discussion will appear.

Comment 12: Pursuant to Item 10(a)(2) of Form N-1A, provide the business experience of each portfolio manager for the past five years.

Response: Registrant will update the disclosure to comply with the requirements of Item 10(a)(2) of Form N-1A.

Comment 13: Under “Share Classes and Rule 12b-1 Plans – Share Classes,” the prospectus states that the Fund may issue Series III shares, but Series III shares are not included under “Annual Fund Operating Expenses.” Please explain why Series III shares are not included under this heading.

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Response: The Fund is authorized to issue Series III shares but does not currently intend to do so.

Comment 14: Under “Valuation of Securities” in the prospectus, describe the effect of the pricing of securities held on foreign exchanges on the NAV of the Fund and the need to fair value these securities.

Response: The Fund believes that the prospectus adequately addresses the possible need to fair value foreign securities under the heading “General Information — Valuation of Securities — Fair Valuation of Securities.” Accordingly, the Fund respectfully declines to make any changes in response to this comment.

Comment 15A: Under “Disruptive Short-Term Trading” state that such trading may adversely affect the Fund’s performance.

Response: This change will be made.

Comment 15B: List the restrictions that the Fund has imposed on disruptive short term trading and whether these restrictions are applied uniformly. If such restrictions are not applied uniformly, add disclosure to this effect and the risks associated therewith.

Response: Shares of the Fund are not sold directly to the public, but rather to other series of the Trust and to affiliated insurance company separate accounts as an underlying investment vehicle for variable insurance products. As stated in the prospectus, pursuant to Rule 22c-2 under the 1940 Act, the Trust and each insurance company that uses the Trust as an underlying investment vehicle have entered into information sharing agreements under which the insurance companies are obligated to: (i) adopt, and enforce during the term of the agreement, a short-term trading policy the terms of which are acceptable to the Trust, (ii) furnish the Trust, upon its request, with information regarding contract holder trading activities in shares of the Trust; and (iii) enforce its short-term trading policy with respect to contract holders identified by the Trust as having engaged in Disruptive Short-Term Trading. Further, when requested information regarding contract holder trading activity is in the possession of a financial intermediary rather than the insurance company, the agreement obligates the insurance company to undertake to obtain such information from the financial intermediary, or if directed by the Trust, to cease to accept trading instructions from the financial intermediary for the contract holders.

However, as stated in the prospectus, insurance companies have legal and technological limitations on their ability to impose restrictions on disruptive short term trading and such limitations may vary among insurance companies and insurance products. Further, sales of Trust shares through insurance company separate accounts and omnibus or other nominee accounts are aggregated for all investors for presentation to the Trust on a net basis, inherently making it more difficult for the Trust to identify short-term trading in the Trust and the investor making the transaction. Therefore, no assurance can be given that the Trust will be able to impose uniform restrictions on all insurance companies and all insurance products using the Trust as its underlying investment vehicle or that it will be able to successfully impose restrictions on all Disruptive Short-Term Trading. The prospectus currently includes the risks of the Trust not successfully preventing all Disruptive Short-Term Trading. These risks include: higher

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brokerage costs, maintaining higher cash levels (limiting the Fund’s ability to achieve its investment objective and affecting the subadvisers’ ability to effectively manage the Fund) and potential dilution with respective to long-term investments.

Comment 15C: The prospectus notes that market timers may target funds with significant investments in the following types of investments: (a) foreign securities, (b) high yield securities and (c) small cap securities. Please state whether the Trust invests in any of these types of investments:

Response: As noted in the prospectus under “Other Permitted Investments by the Fund of Funds” the Fund may invest directly in certain securities, including the three types of securities included in this Comment 15C.

Statement of Additional Information (“SAI”):

Comment 16: Under “Investment Policies” and “Additional Investment Policies” clarify which of the investment policies listed are principal investment policies.

Response: The principal investment policies of the Fund are listed in the prospectus. The SAI contains further disclosure regarding certain of these principal investment policies as well as disclosure on other investment policies of the Fund. The heading “Additional Investment Policies” will be removed to avoid confusion as to which investment policies are principal investment policies and which are not.

Comment 17: Under “Investment Restrictions” fundamental investment restriction (2) indicates that the Fund is a diversified investment company. In light of the risk disclosure in the prospectus regarding investing in non-diversified investment companies, please confirm that is accurate.

Response: The Fund is a diversified investment company. As noted above in the Fund’s response to Comment 8, because the Fund may invest in underlying funds that are non-diversified, the Fund believes that it is appropriate to alert investors to the risks that the Fund itself may incur by investing in a non-diversified fund.

Comment 18A: Under “Management of JHVIT” list the age of each Trustee and Officer, not their date of birth.

Response: Since shares of the Trust are continuously offered we believe that listing the birth years of the Trust’s Trustees and Officers provides more accurate information to investors than listing their ages.

Comment 18B: Under “Management of JHVIT, Independent Trustees,” and “Management of JHVIT, Principal Officers who are not Trustees” conform the table to the requirements of of Item 17(a) of Form N-1A.

Response: This change will be made.

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Comment 18C: Under Management of JHVIT, Compensation Table,” conform the table to the format required by Item 17(c) of Form N-1A.

Response: Registrant believes that the table conforms to the requirements of Item 17(c) of Form N-1A. Accordingly, the Fund respectfully declines to make any changes in response to this comment.

Comment 18D: Under “Management of JHVIT, Trustee Ownership of Funds,” conform the table to the requirements of Item 17(b)(4) of Form N-1A. Actual dollar ranges of ownership should be included, not symbols representing such ranges.

Response: Registrant believes that the table conforms to the requirements of Item 17(b)(4) of Form N-1A. Accordingly, the Fund respectfully declines to make any changes in response to this comment.

Comment 18E: Under “Investment Management Arrangements and Other Services – Subadvisory Agreements” provide the method of calculating the subadvisory fees as required by Item 19(a)(3).

Response: This change will be made.

Comment 19A: Under “Policy Regarding Disclosure of Portfolio Holdings,” for each person or entity that receives information regarding portfolio holdings, disclose the frequency of such disclosure and the lag, if any, between the date of the information and the date on which the information is disclosed.

Response: This disclosure has been provided. Accordingly, the Fund respectfully declines to make any changes in response to this comment.

Comment 19B: Under “Policy Regarding Disclosure of Portfolio Holdings,” disclose whether persons who receive information regarding portfolio holdings are required to refrain from trading on this information until it is public.

Response: The Registrant notes that this section of the SAI states (in pertinent part) that: "Exceptions to the portfolio holdings release policy can only be approved by JHVIT’s CCO [Chief Compliance Officer] or his duly authorized delegate after considering: (a) the purpose of providing such information; (b) the procedures that will be used to ensure that such information remains confidential and is not traded upon; and (c) whether such disclosure is in the best interest of the shareholders." Accordingly, the Fund respectfully declines to make any changes in response to this comment.

Comment 19C. Under “Policy Regarding Disclosure of Portfolio Holdings,” delete the twelfth and thirteenth paragraphs, because they are duplicative of the eighth and ninth paragraphs in this section.

Response: This change will be made.

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Comment 19D. The following sentence under “Policy Regarding Disclosure of Portfolio Holdings” should be bolded:

“The potential provision of information in the various ways discussed in the preceding paragraph is not subject to the Trust’s Policy Regarding Disclosure of Portfolio Holdings.”

Response: This change will be made.

Comment 20. Under “Organization of JHVIT, Shares of JHVIT,” provide disclosure on the principal securities holders of the Fund as required by Item 18(b) of Form N-1A.

Response: As of the effective date of the Amendment, the Fund will have no shareholders. The disclosure will be amended to reflect this fact.

Comment 21. Under “Financial Statements” and “Independent Registered Public Accounting Firm,” the term “funds” should be singular since the SAI relates only to one fund.

Response: This change will be made.

Part C:

Comment 22: Under “Exhibits,” previously filed consents of independent registered public accounting firms should not be incorporated by reference from previous filings into the current filing.

Response: This change will be made in future filings.

Per the SEC staff’s request, the Registrant acknowledges the following:

-	it is responsible for the adequacy and accuracy of the disclosure in the Amendment;
-	staff comments or changes to disclosure in response to staff comments on the Amendment do not foreclose the SEC from taking any action with respect to the Amendment; and
-	it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call me at 617-663-2166 if you have any questions.

Very truly yours,

/s/Betsy Anne Seel

Betsy Anne Seel,

Senior Counsel and Assistant Secretary

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